SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Atlassian Corporation Plc

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G06242104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. G06242104	13 G	Page 2 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX L.P. (“A9”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G06242104	13 G	Page 3 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Strategic Partners L.P. (“A9SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G06242104	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Associates L.L.C. (“A9A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. G06242104	13 G	Page 5 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2010 (B) L.L.C. (“AI10B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G06242104	13 G	Page 6 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund L.P. (“AGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G06242104	13 G	Page 7 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Strategic Partners L.P. (“AGFSP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G06242104	13 G	Page 8 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Associates L.L.C. (“AGFA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G06242104	13 G	Page 9 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2010 L.L.C. (“AGFI10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G06242104	13 G	Page 10 of 17

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard P. Wong (“RPW”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 334,210 shares, which are directly owned by The Wong Family 2006 Trust dated 8/30/2006.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 334,210 shares, which are directly owned by The Wong Family 2006 Trust dated 8/30/2006.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	334,210
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G06242104	13 G	Page 11 of 17

This Amendment No.1 amends the statement on Schedule 13G filed by Accel IX L.P., a Delaware limited partnership (“A9”), Accel IX Strategic Partners L.P., a Delaware limited partnership (“A9SP”), Accel IX Associates L.L.C., a Delaware limited liability company (“A9A”), Accel Investors 2010 (B) L.L.C., a Delaware limited liability company (“AI10B”), Accel Growth Fund L.P., a Delaware limited partnership (“AGF”), Accel Growth Fund Strategic Partners L.P., a Delaware limited partnership (“AGFSP”), Accel Growth Fund Associates L.L.C., a Delaware limited liability company (“AGFA”), Accel Growth Fund Investors 2010 L.L.C., a Delaware limited liability company (“AGFI10”) and Richard P. Wong (“RPW”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

ITEM 1(A).	NAME OF ISSUER

Atlassian Corporation Plc

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

173-185 Sussex Street

Sydney, Australia NSW2000

ITEM 2(A).	NAME OF PERSONS FILING

A9A is the general partner of A9 and A9SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A9 and A9SP. AGFA is the general partner of AGF and AGFSP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AGF and AGFSP. RPW is a director of the issuer and managing member of AGFA and AGFI10, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AGF, AGFSP and AGFI10.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

428 University Avenue

Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A9, A9SP, AGF and AGFSP are Delaware limited partnerships. A9A, AGFA, AI10B and AGFI10 are Delaware limited liability companies. RPW is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A ordinary shares.

ITEM 2(E)	CUSIP NUMBER

G06242104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A ordinary shares of the issuer by the persons filing this Statement is provided as of December 31, 2016.

CUSIP NO. G06242104	13 G	Page 12 of 17

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A9, A9SP, AGF and AGFSP, and the limited liability company agreements of A9A, AGFA, AI10B and AGFI10, the general partner and/or limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. G06242104	13 G	Page 13 of 17

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. G06242104	13 G	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Entities:	Accel IX L.P.*
Accel IX Strategic Partners L.P.*
Accel IX Associates L.L.C.*
Accel Investors 2010 (B) L.L.C.*
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Richard P. Wong*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G06242104	13 G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. G06242104	13 G	Page 16 of 17

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A ordinary shares of Atlassian Corporation Plc shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. G06242104	13 G	Page 17 of 17

exhibit B

Power of Attorney

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.